SUZANO S.A.
Publicly Held Company
Corporate Taxpayer ID (CNPJ/MF) No. 16.404.287/0001-55
Company Registry (NIRE) 29.3.0001633-1

MATERIAL FACT

São Paulo, October 3rd, 2024 – Suzano S.A. (“Company”) (B3: SUZB3 / NYSE: SUZ), in compliance with the provisions of Law No. 6,404, dated as of December 15, 1976, as amended (“Brazilian Corporate Law”), of the Brazilian Securities Commission (“CVM”) Resolution No. 80, dated as of March 29th, 2022, and of CVM Resolution No. 44, dated as of August 23rd, 2021, in line with corporate governance best practices hereby informs its shareholders and investors that the production volume of market pulp in 2024 by the Company will be lower by approximately 4% (four percent) when compared to its nominal production capacity (ex-Cerrado). The decision is based on the fact that this production volume would not bring adequate returns for the Company during a more complex pulp market period.
The Company also informs that the aforementioned change in its production volume will not impact the compliance with our obligations undertaken with clients, as well as suppliers.
It is worth noting that the operation of the Ribas do Rio Pardo Unit (previously called Cerrado Project) continues as expected and already announced to the market, with a production volume of 900 thousand tons remaining for the year 2024.
The estimates shown here merely reflect the current estimates or expectations of the Company's management, are subject to risks and uncertainties, and in no way constitute a promise of performance. These estimates represent forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The terms "anticipates", "believes", "expects", "foresees", "intends", "plans", "projects", "aims", "shall" and other similar terms are aimed identifying such forecasts, which evidently involve risks or uncertainties that may or not be foreseen by the Company. Information on business prospects, projections and financial targets constitutes mere forecasts based on management's current expectations regarding the future of the Company and its subsidiaries. These expectations depend on market conditions and on the economic scenario in Brazil and the countries where the Company operates and the sectors in which it operates. Any change in the perception or the factors described above may cause actual results to differ from the estimates presented here.

São Paulo, October 3rd, 2024.
Marcelo Feriozzi Bacci
Chief Financial and Investor Relations Officer